Exhibit 99.1

News

For Immediate Release	4 Landmark Square Suite 400 Stamford, CT 06901

Telephone: (203) 975-7110 Fax: (203) 975-7902

Contact:
Robert B. Lewis
(203) 406-3160

SILGAN ANNOUNCES COMMENCEMENT OF TENDER OFFER

TO PURCHASE UP TO $200 MILLION OF STOCK

STAMFORD, CT, February 9, 2015 — Silgan Holdings Inc. (Nasdaq:SLGN), a leading supplier of rigid packaging for shelf-stable food and other consumer goods products, today announced that it has commenced a “modified Dutch Auction” tender offer to purchase up to $200 million of its common stock. The tender offer begins today.

“Consistent with our long-term objectives, we seek to utilize leverage to sustain or expand our competitive advantage in each of our markets, while optimizing shareholder returns,” commented Bob Lewis, Executive Vice President and CFO. “Given our relatively low net debt leverage level at year end, we believe this return of capital in the form of a share repurchase is appropriate and further demonstrates our ongoing commitment to delivering shareholder value,” concluded Mr. Lewis.

Under the terms of the tender offer, Silgan stockholders will have the opportunity to tender some or all of their shares at a price within a range of $54.75 to $58.50 per share. Based on the number of shares tendered and the prices specified by the tendering stockholders, Silgan will determine the lowest per share price within the range that will enable it to buy $200 million in shares, or such lesser number of shares that are properly tendered. All shares accepted for payment will be purchased at the same price, regardless of whether a stockholder tendered such shares at a lower price within the range. At the minimum price of $54.75 per share, Silgan would repurchase a maximum of 3,652,968 shares, which

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SILGAN HOLDINGS INC.

February 9, 2015

represents approximately 5.8% of Silgan’s outstanding common stock on February 6, 2015. The high end of the price range for the tender offer represents approximately a 5.2% premium to the closing price per share of $55.62 for Silgan’s common stock on February 6, 2015, the last full trading day before Silgan commenced the tender offer, and approximately an 11.4% premium to the closing price per share of $52.51 for Silgan’s common stock on February 3, 2015, the date on which Silgan announced its intention to commence a tender offer. Silgan expects to fund this repurchase from available cash on hand and revolving loan borrowings under its senior secured credit facility.

The tender offer will be subject to various terms and conditions as will be described in the offer materials that will be publicly filed and distributed to stockholders shortly. Additional copies of the offer materials will also be available from the Information Agent, Georgeson Inc. The Dealer Manager for the tender offer will be Citigroup.

None of Silgan’s management, its board of directors and executive officers, the information agent, the depositary or the dealer manager is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the tender offer.

Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will tender their shares. Stockholders should consult their financial and tax advisors in making this decision.

This press release is for information purposes only, and is not an offer to purchase or the solicitation of an offer to sell any shares of Silgan’s common stock. The solicitation of offers to purchase shares of Silgan common stock will be made only pursuant to the tender offer documents, including an Offer to Purchase and related Letter of Transmittal that Silgan intends to distribute to stockholders and file with the Securities and Exchange Commission shortly.

SILGAN STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE TENDER OFFER.

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SILGAN HOLDINGS INC.

February 9, 2015

Holders of Silgan common stock will be able to obtain these documents as they become available free of charge at the Securities and Exchange Commission’s website at www.sec.gov, or at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference room. In addition, holders of Silgan common stock will also be able to request copies of the Tender Offer Statement, the Offer to Purchase, related Letter of Transmittal and other filed tender offer documents free of charge by contacting Georgeson Inc., the Information Agent for the Offer, by telephone (866) 729-6811 (toll-free), or in writing at the following address: c/o Georgeson Inc., 480 Washington Boulevard, 26th Floor, Jersey City, New Jersey 07310.

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Silgan Holdings is a leading supplier of rigid packaging for shelf-stable food and other consumer goods products with annual net sales of approximately $3.9 billion in 2014. Silgan operates 87 manufacturing facilities in North and South America, Europe and Asia. Silgan is a leading supplier of metal containers in North America and Europe, and a leading worldwide supplier of metal, composite and plastic closures for food and beverage products. In addition, Silgan is a leading supplier of plastic containers for food and personal care products in North America.

Statements included in this press release which are not historical facts are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934, as amended. Such forward looking statements are made based upon management’s expectations and beliefs concerning future events impacting the Company and therefore involve a number of uncertainties and risks, including, but not limited to, those described in the Company’s Annual Report on Form 10-K for 2013 and other filings with the Securities and Exchange Commission. Therefore, the actual results of operations or financial condition of the Company could differ materially from those expressed or implied in such forward looking statements.

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